CLARKESON RESEARCH, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED ECEMBER 31, 2016

Total stockholder's equity		$ 247,464
Non-allowable assets, deductions and charges:		
Prepaid expenses	$ 1,580	
Total non-allowable assets, deductions and charges		1,580
Net capital		$ 245,884
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $8,064)		$ 537
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 240,884
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 245,077
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 8,064
Percentage of aggregate indebtedness to net capital		3%
Ratio of aggregate indebtedness to net capital		0.03 to 1

See accompanying notes to the financial statements.

CLARKESON RESEARCH, INC.
SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2016

Net capital, as reported in Company's Part IIA unaudited Focus Report	$ 240,884
Net capital, per report pursuant to Rule 17a - 5(d)	$ 240,884

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2016, filed on January 26, 2017.

See the accompanying notes to the financial statements.

CLARKESON RESEARCH, INC.
SCHEDULE III - INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.

CLARKESON RESEARCH, INC.
SCHEDULE IV - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2016

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that rule.

See the accompanying notes to the financial statements.